The Core Fund is subject to litigation filed against it by Morgan Stanley & Co. LLC related to confirmation and partial vacation of an arbitration award in part for prevailing party attorneys’ fees.  The nature of the matter, the progress of the matter to date, how the Core Fund has responded and the likelihood of the outcome is detailed below:

The nature of the matter.  Morgan Stanley & Co. LLC (“Morgan Stanley”) has filed a Motion To Confirm Arbitration Award In Part, Vacate Arbitration Award In Part, And For Prevailing Party Attorneys’ Fees (the “Motion”) in the United States District Court for the Middle District of Florida.  The Motion seeks to confirm an arbitration award dismissing claims the Core Fund asserted against Morgan Stanley in a FINRA arbitration (FINRA Case No. 10-00674) with respect to certain investments by the Core Fund in auction rate securities.  In addition, as a prevailing party under applicable Florida law, Morgan Stanley seeks an award of attorneys’ fees in connection with defending the arbitration.  The Motion does not specify the amount of attorneys’ fees that Morgan Stanley has incurred.

The progress of the matter to date.  Morgan Stanley filed the Motion on October 31, 2011.  The Core Fund filed an opposition to the Motion on December 19, 2011.  Morgan Stanley filed a reply to the opposition on January 3, 2012.  The Core Fund filed a sur-reply on January 27, 2012.  On February 10, 2012, Morgan Stanley filed a motion to strike certain allegations in and exhibits to the Core Fund’s sur-reply. The Core Fund’s present deadline to file an opposition to the motion to strike is February 27, 2012.  As of February 22, 2012, briefing is complete, and the issues before the Court are whether (1) the panel in the FINRA arbitration had authority to decide and reject Morgan Stanley’s entitlement to attorneys’ fees pursuant to applicable Florida law, and (2) if it did not, whether Morgan Stanley is entitled to such fees.  If the Court answers question (1) in the affirmative, this matter will terminate without liability to the Core Fund with respect to Morgan Stanley’s attorneys’ fees.  If the Court answers question (2) in the affirmative, the parties will engage in discovery to determine the reasonableness of Morgan Stanley’s attorneys’ fees and the amount of the award.

The Core Fund’s response. The Core Fund is vigorously opposing the portion of the Motion which seeks an award of attorneys’ fees.

An evaluation of the likelihood of an unfavorable outcome and an estimate, if one can be made, of the amount or range of potential loss.  Based on the information that is presently available, it appears that the likelihood of an unfavorable outcome is reasonably possible, as defined in Accounting Standards Codification Topic 450-20: Loss Contingencies.  The amount of any liability cannot be reasonably estimated at this time, and therefore no amounts have been recorded in the statement of operations.